SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

Special filing, for June 2006.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: June 06, 2006
By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI Systems Inc.

*Print name and title under the signature of the signing officer

News Release: June 2006

QI Systems Inc. Announces Change of Domicile to Become a Delaware Corporation
Company's S-4 Application Goes Effective with SEC

Dallas, Texas & Richmond, British Columbia - June 6, 2006 - QI Systems Inc. (OTCBB:QIIIF), a leading developer and integrator of contact and contactless card payment, access control and tracking solutions, announced today the date of an Extraordinary General Meeting of its shareholders at which the Company’s proposal for a change in jurisdiction of incorporation from the Province of British Columbia, Canada, to the State of Delaware will be considered and acted upon.

Shareholders of record as of May 18, 2006 will be eligible to vote on the proposal by proxy or at the Company’s Extraordinary General Meeting to be held at the offices of Cantey & Hanger, L.L.P., 801 Cherry Street, Suite 2200, Fort Worth, Texas, Friday, June 23, 2006 at 9:00 a.m. CST. The prospectus, proxy and meeting notice relating to the proposal were mailed to shareholders on or about June 1, 2006.

Steven R. Garman, President and Chief Executive Officer of QI Systems, stated, “The domestication is intended to enhance shareholder value over the long-term by, among other things, improving our ability and flexibility to meet future equity and debt financing needs; enhancing transparency and marketability of our capital stock by raising our profile within international capital markets; and providing greater ease of proposing and winning business in the rapidly expanding United States market. Additionally, the move is one of a series of steps to position the Company for a possible move of trading in its shares from the OTC Bulletin Board to a major stock exchange in the future.”

About QI Systems:

QI Systems Inc. develops and markets innovative chip-based card payment and tracking solutions for a number of industries as well as national, state and local government agencies. QI’s products and core competencies include smart-card and stored-value systems, security protocols, data communication software design and hardware manufacture. For more information about QI Systems Inc., visit http://www.qisystems.ca/.

Matters discussed in this press release are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements, as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact:

Steven R. Garman

President & CEO

(817) 485-8111

Investor Relations Contact:

Equity Performance Group

Bethany Tomich

(617) 723-1465

Bethany@equityperfgp.com